UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported):    August 16, 2022

The3rdBevCo Inc.

(Exact name of registrant as specified in its charter)

New York	84-3292369
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2805 Veterans Highway

Suite 15,

Ronkonkoma, NY 11779

(Address of principal executive offices)

Registrant’s telephone number, including area code (631) 285-3644

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events.

On August 15, 2022, the Company entered into a non-binding letter of intent with Mr. Rorrey Fenty, brother to pop star Robyn (“Rhianna”) Fenty whereby, upon execution of formal definitive agreements, Mr. Fenty shall provide consulting services related to celebrity specific branding of new The3rdBevCo product lines, including, but not limited to, introductions to and branding strategies for celebrity specific products. Upon execution of formal definitive agreements, Mr. Fenty shall be compensated $125,000. Thereafter, he shall be compensated $125,000 confirmation of any formal meeting with Ms. Rhianna Fenty, $1,250,000.00 upon the signing of any formal agreement with Ms. Rhianna Fenty. Mr. Fenty shall also earn 2% of net profits derived from any celebrity brand created from the efforts of Mr. Fenty, including any products branded with Ms. Rhianna Fenty. A copy of the letter of intent is attached hereto as Exhibit 1.1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The3rdBevCo, Inc.

By: /s/ Peter Scalise

Peter Scalise

Principal Executive Officer

Date: August 16, 2022